Exhibit 99.1

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Lichen China Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Entry into Share Purchase Agreements

On July 12, 2024, the Company entered into a Supplemental Share Purchase Agreement with Zisu Zhou, a People’s Republic of China national (the “Seller”), together with the Original Share Purchase Agreement signed on March 9, 2023 by and among the Seller and the Target. Pursuant to the Supplemental Share Purchase Agreement, the Seller will be selling, and the Company will be purchasing, 60% of the equity interest of the Target at the total purchase price of US$8,000,000. The Securities Purchase Agreements and the transaction contemplated thereby, have been approved by the Company’s board of directors. On July 17, 2024, the Company completed the payment of remaining balance of $5,000,000. The transaction then has been closed.

Results of Operations

The following information was derived from our Unaudited Financial Results for the six months ended June 30, 2024 and 2023, attached hereto as Exhibit 99.2.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2024	June 30, 2023
Revenues
Financial and taxation solution services	$14,395	$12,162
Education support services	1,609	2,193
Software and maintenance services	2,092	1,571
Total revenues	18,096	15,926
Cost of revenues	(7,131)	(6,098)
Gross profit	10,965	9,828

Operating expenses:
Selling and marketing	(3,783)	(2,393)
General and administrative	(5,480)	(4,583)
Total operating expenses	(9,263)	(6,976)

Income from operations	1,702	2,852

Other income (expense)
Other income (expense), net	46	(722)
Interest income	19	23

Income before income tax	1,767	2,153

Income tax expenses	(1,000)	(796)

Net income	$767	$1,357

Comprehensive income (loss):
Net income	$767	$1,357
Foreign currency translation adjustments	(681)	(2,596)
Comprehensive income (loss)	$86	$(1,239)

Weighted average number of ordinary shares outstanding – basic and diluted	29,735,240	25,638,122

Earnings per ordinary share – basic and diluted	0.03	0.05

Revenues

We generate revenue from the provision of financial and taxation solution services, education support services and software and maintenance services. Our total revenue was approximately $18.10 million for the six months ended June 30, 2024, compared to approximately $15.93 million for the six months ended June 30, 2023, an increase of approximately $2.17 million, or 13.63%. Such increase was due to an approximately $2.23 million increase in revenue from financial and taxation solution services, an approximately $0.58 million decrease in revenue from our education support services, and an approximately $0.52 million increase in revenue from our software and maintenance services.

Revenue from financial and taxation solution services amounted to approximately $14.40 million, or 79.55% of total revenue, for the six months ended June 30, 2024, increased by $2.23 million, or 18.36%, from approximately $12.16 million for the six months ended June 30, 2023. Such increase was mainly due to continuous expansion of the branding and business that brought new clients and orders. Since the Company has listed in February 2023, the quantity of the customers increased by 31 from 298, or 10.40% for the six months ended June 30, 2023 to 329 for the six months ended June 30, 2024.

Revenue from education support services decreased by $0.58 million, or 26.63%, from approximately $2.19 million or 13.77% of total revenue, for the six months ended June 30, 2023, to approximately $1.61 million, or 8.89% of total revenue for the six months ended June 30, 2024. Such decrease was primarily due to no renewal cooperation of five training institutions and its strategic focus on financial and taxation solution business shifted from education support this year.

Our operations for software and maintenance services began in March 2019. For the six months ended June 30, 2024, we generated revenue from software and maintenance services in an amount of approximately $2.09 million, or 11.56% of total revenue, as compared to approximately $1.57 million, or 9.86% of total revenue, for the six months ended June 30, 2023, increased by $0.52 million, or 33.16%. The main reason is because we have a good reputation in the software market and has developed its promotion of software sales business, which resulted in an increase in customer base and software sales revenue.

Cost of revenue

Our cost of revenue includes employee salaries, registration fees paid to our Partner Institutions and amortization of software in software sales. Our cost of revenue increased by $1.03 million, or 16.94%, to approximately $7.13 million for the six months ended June 30, 2024, from approximately $6.10 million for the six months ended June 30, 2023. Such increase was in line with our increased revenue.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of online and offline promotion, video broadcast promotion and self-media promotion. Our selling and marketing expenses increased by $1.39 million, or 58.12%, to approximately $3.78 million for the six months ended June 30, 2024, from approximately $2.39 million for the six months ended June 30, 2023. Such increase was primarily due to more advertising and multi-channel marketing expenses (e.g., video broadcasting, social-media, etc.) in more geographic markets to promote service offerings and brand awareness. As a percentage of revenue, selling and marketing expenses for the six months ended June 30, 2024 and 2023 are 20.91% and 15.02%, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for management, social security payment, share-based compensation expense, professional service fees, depreciation of property and equipment and amortization of intangible assets. Our general and administrative expenses increased by $0.90 million, or 19.62%, to approximately $5.48 million for the six months ended June 30, 2024, from approximately $4.58 million for the six months ended June 30, 2023. Such increase was primarily due to the adoption of 2023 Equity incentive plan which allows the Company to offer incentive award to employees, directors and consultants. Share-based compensation expense of $1.01 million was immediately recognized in general and administrative expenses for the six months ended June 30, 2024 with no vesting conditions. As a percentage of revenue, general and administrative expenses increased to 29.58% for the six months ended June 30, 2024, from 28.77% for the six months ended June 30, 2023.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $1.70 million for six months ended June 30, 2024, compared $2.85 million for the six months ended June 30, 2023.

Total other income (expense)

We had approximately $0.06 million in total other income for the six months ended June 30, 2024, as compared to approximately $0.70 million in total other expense for the six months ended June 30, 2023. Total other income (expenses) for the six months ended June 30, 2024 consisted of other income, net, in the amount of approximately $0.05 million and interest income in the amount of approximately $0.02 million. Total other income (expenses) for the six months ended June 30, 2023 consisted of other expense, net, in the amount of approximately $0.72 million and interest income in the amount of approximately $0.02 million.

Income tax expenses

We recorded income tax expenses of approximately $1.00 million for the six months ended June 30, 2024, as compared to approximately $0.80 million for the six months ended June 30, 2023; an increase of approximately $0.20 million, or 25.65%. The increase in the income tax expense mainly resulted from the increase in our advertising expenses, which exceeded the limitation of the deductible income tax expense.

Net income

As a result of the cumulative effect of the factors described above, our net income decreased by approximately $0.59 million, or 43.51%, to approximately $0.77 million for the six months ended June 30, 2024, from approximately $1.36 million for the six months ended June 30, 2023.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash	$34,187	$25,856
Accounts receivable and unbilled receivable	2,953	4,463
Inventories	54	87
Prepayments, deposits, and other current assets	11,981	9,725
Total current assets	49,175	40,131

Property and equipment, net	14,153	14,626
Intangible assets, net	4,622	6,028
Right-of-use asset	82	129
Other assets	4,560	4,631
Total assets	$72,592	$65,545

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$79	$61
Accrued expenses and other current liabilities	1,432	1,312
Unearned revenues	849	1,034
Taxes payable	368	1,589
Lease liability	74	95
Total current liabilities	2,802	4,091

Non-current liability:
Lease liability	8	34
Total non-current liability	8	34
Total Liabilities	2,810	4,125

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Share, $0.00004 par value, 1,000,000,000 shares authorized; 28,750,000 and 17,500,000 shares issued and outstanding, respectively	2	1
Class B Ordinary Share, $0.00004 par value, 250,000,000 shares authorized; 9,000,000 shares issued and outstanding	*	*
Additional paid-in capital	23,168	14,893
Statutory surplus reserves	1,737	1,737
Retained earnings	48,989	48,222
Accumulated other comprehensive loss	(4,114)	(3,433)
Total shareholders’ equity	69,782	61,420

Total liabilities and shareholders’ equity	$72,592	$65,545

*	represents amount less than $1,000.

Liquidity and Capital Resources

As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents of $34,187,119 and $25,855,999, respectively. We did not have any other short-term investments.

As of June 30, 2024 and December 31, 2023, our current assets were $49,175,565 and $40,131,491, respectively, and our current liabilities were $2,674,975 and $4,090,509, respectively.

	June 30, 2024	June 30, 2023

Net cash provided by (used in) operating activities	3,687	(124)
Net cash used in investing activities	(2,252)	(15,852)
Net cash provided by financing activities	7,266	14,098
Effects of foreign currency exchange rate changes on cash	(370)	(1,909)
Net increase (decrease) in cash	8,331	(3,787)

Operating Activities:

Net cash provided by operating activities was approximately $3.69 million for the six months ended June 30, 2024, as compared to net cash used in operating activities amounted to approximately $0.12 million for the six months ended June 30, 2023. For the six months ended June 30, 2024, net cash provided by operating activities was mainly resulted from the net income of $0.89 million, and the depreciation of property and equipment and the amortization of intangible, right-of-use and other assets in the amount of approximately $1.76 million, share-based compensation in the amount of approximately $1.00 million, the accounts receivable in the amount of $1.49 million, and accrued liabilities and other current liabilities in the amount of $0.13 million offset by, tax payable in the amount of $1.21 million, prepayments and other current assets in the amount of $0.07 million and unearned revenues in the amount of approximately $0.18 million. For the six months ended June 30, 2023, net cash used in operating activities was mainly resulted from the net income of approximately $1.36 million, the depreciation of property and equipment in the amount of approximately $0.47 million, the amortization of intangible assets in the amount of approximately $1.08 million, the amortization of right-of-use assets in the amount of approximately $0.05 million, the amortization of other assets in the amount of approximately $0.05 million and accounts receivable in the amount of approximately $0.73 million, offset by the prepayments and other current assets in the amount of approximately $1.44 million, and the unearned revenues in the amount of approximately $0.19 million, accrued liabilities and other current liabilities in the amount of approximately $0.34 million, due to the related parties in the amount of approximately $1.08 million and tax payable in the amount of approximately $0.59 million.

Investing Activities:

Net cash used in investing activities was approximately $2.25 million for the six months ended June 30, 2024 as compared to approximately $15.85 million for the six months ended June 30, 2023. Net cash used in investing activities for the six months ended June 30, 2024 was mainly resulted from the deposits paid for AI Software upgrade in the amount of approximately $2.25 million, while net cash used in investing activities for the six months ended June 30, 2023 was mainly resulted from the deposits paid for purchases of Haicang property, ChatGPT Software and potential acquisition in the amount of approximately $4.68 million, $3.61 million and $6.74 million, respectively.

Financing Activities:

Net cash provided by financing activities was approximately $7.27 million for the six months ended June 30, 2024 consisted entirely of Class A Ordinary Shares issued for cash in the amount of approximately $7.27 million, as compared to approximately $14.10 million for the six months ended June 30, 2023 consisted entirely of net proceeds of IPO.

Capital Expenditures

We made capital expenditures of approximately $2.25 million and $15.85 million for the six months ended June 30, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for the purchasing the office located in Xiamen for our operation, the development for our software and the potential acquisition. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Off-balance Sheet Commitments and Arrangements

We did not have any off-balance sheet commitments or arrangements as of June 30, 2024.